 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55438

 Phillips Edison Grocery Center REIT II, Inc.
(REIT Merger Sub, LLC, as successor by merger to Phillips Edison Grocery Center REIT II, Inc.)
(Exact name of registrant as specified in its charter)

c/o Phillips Edison & Company, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249
(513) 554-1110
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*
Pursuant to the Agreement and Plan of Merger, dated as of July 17, 2018, by and among Phillips Edison Grocery Center REIT II, Inc. (the “Company”), Phillips Edison Grocery Center Operating Partnership II, L.P., Phillips Edison & Company, Inc., Phillips Edison Grocery Center Operating Partnership I, L.P., REIT Merger Sub, LLC (“Merger Sub”), OP Merger Sub, LLC and OP Merger Sub 2, LLC, the Company merged with and into Merger Sub on November 16, 2018, at which time the separate corporate existence of the Company ended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Merger Sub, as successor in interest by merger to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REIT MERGER SUB, LLC (as successor by merger to Phillips Edison Grocery Center REIT II, Inc.) By: Phillips Edison & Company, Inc., its sole member

Date: November 16, 2018	By:	/s/ Devin I. Murphy
Name: Devin I. Murphy
Title: Chief Financial Officer and Treasurer